

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2020

Rajeev Singh
Chief Executive Officer
Accolade, Inc.
1201 Third Avenue
Suite 1700
Seattle, WA 98101

      Re: Accolade, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed June 16, 2020
          File No. 333-236786

Dear Mr. Singh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2020 letter.

Amendment No. 1 to Form S-1 filed June 16, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Quarterly Results of Operations
Quarterly Trends, page 93

1.   You state operating expenses decreased during the fourth quarter of fiscal 2020 primarily due to a decrease in the funding of your bonus accrual. Please explain how funding of your bonus accrual impacted the amount of operating expenses recorded.

<u>Notes to Consolidated Financial Statements</u>
<u>(14) Change Healthcare Joint Development Agreement, page F-35</u>

2.   Please tell us and disclose as appropriate how you account for the revenues and related costs associated with each of the JDA and data licensing agreement.

      You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dieter King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services